SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 3)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share**

American Depositary Shares, each representing two Class A Common Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

BPEA Teamsport Limited

P.O. Box 31119

Grand Pavilion

Hibiscus Way

802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

(Facsimile) +65 6593 3711

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) +852 2843 9372

Tim Gardner

William Welty

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

+852 3476 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American Depositary Shares, each representing two Class A Common Shares.
***	CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI, L.P.1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2018, as set forth in the 2018 Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI, L.P.2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2018, as set forth in the 2018 Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2018, as set forth in the 2018 Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2018, as set forth in the 2018 Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP VI Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2018, as set forth in the 2018 Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON BPEA Teamsport Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2018, as set forth in the 2018 Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON BPEA Teamsport Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2018, as set forth in the 2018 Proxy Statement (as defined in Item 5).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of 5,264,080 ADSs (as defined in Item 1) representing 10,528,160 Class A Shares (as defined in Item 1) that are owned by BPEA Teamsport Limited.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined in Item 1) outstanding as of October 31, 2018, as set forth in the 2018 Proxy Statement (as defined in Item 5).

This Amendment No. 3 (this “Amendment”) is filed to amend and supplement the Statement on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on March 5, 2018 (the “Original Schedule”), which Original Schedule was subsequently amended (the Original Schedule as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), with respect to eHi Car Services Limited (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On February 18, 2019, the Issuer entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”), with Parent and Merger Sub, which amended and restated the Merger Agreement in its entirety.

In connection with the execution of the Amended and Restated Merger Agreement, Baring LP1, Baring LP2, Baring Co-Invest, Baring SPV and the other parties thereto entered into a termination agreement dated as of February 18, 2019 (the “Termination Agreement”), pursuant to which the participation of Baring LP1, Baring LP2, Baring Co-Invest and Baring SPV in the transactions contemplated by the Equity Commitment Letters, the Limited Guarantees, the Interim Investors Agreement and the Contribution and Support Agreement was terminated.

As a result, the Reporting Persons are no longer party to any agreement, arrangement or understanding with respect to securities of the Issuer that could deem them to be in a “group” with the Rollover Shareholders for purposes of Section 13(d) of the Act.

Concurrently with the execution of the Amended and Restated Merger Agreement, Baring SPV entered into a support agreement dated as of February 18, 2019 (the “Support Agreement”) with Holdco, Midco and Parent, pursuant to which Baring SPV agreed, among other things, that it will vote all of the Common Shares (including Class A Shares represented by ADSs) owned directly or indirectly by it in favor of the authorization and approval of the Amended and Restated Merger Agreement and the transactions contemplated thereby.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement and the Support Agreement, copies of which are filed as Exhibit 7.23 and Exhibit 7.24, respectively, and which are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.

As of the date hereof, Baring SPV owns 5,264,080 ADSs, representing 10,528,160 Class A Shares, which represent approximately 14.2% of the outstanding Class A Shares (based on 74,279,018 Class A Shares outstanding as of October 31, 2018, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on December 6, 2018 (the “2018 Proxy Statement”)). Baring SPV Holdings, as the sole shareholder of Baring SPV, may be deemed to beneficially own the ADSs representing Class A Shares that are owned by Baring SPV. Baring LP1, Baring LP2 and Baring Co-Invest LP, as the joint shareholders of Baring SPV Holdings, may be deemed to beneficially own the ADSs representing Class A Shares that are owned by Baring

SPV. Baring GP, as the general partner of Baring LP1, Baring LP2 and Baring Co-Invest LP, and Baring Limited, as the general partner of Baring GP, each may be deemed to beneficially own the ADSs representing Class A Shares that are owned by Baring SPV. Mr. Salata, as the sole shareholder of Baring Limited, may be deemed to beneficially own the ADSs representing Class A Shares that are owned by Baring SPV.

(b)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment and Item 5(a) of this Amendment are incorporated herein by reference.

The Reporting Persons may be deemed to share voting and dispositive power with respect to the 5,264,080 ADSs, representing 10,528,160 Class A Shares, that are owned by Baring SPV.

(c)    To the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Common Shares during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3, 4 and 7 of this Amendment are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit 7.23	Termination Agreement, dated February 18, 2019.

Exhibit 7.24	Support Agreement by and among Parent, Holdco, Midco and Baring SPV, dated February 18, 2019.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2019

BPEA Teamsport Limited

By:	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

BPEA Teamsport Holdings Limited

By:	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

The Baring Asia Private Equity Fund VI, L.P.1

By:	Baring Private Equity Asia GP VI, L.P. acting as its general partner

By:	Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund VI, L.P.2

By:	Baring Private Equity Asia GP VI, L.P. acting as its general partner

By:	Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund VI Co-Investment L.P.

By:	Baring Private Equity Asia GP VI, L.P. acting as its general partner

By:	Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP VI, L.P.

By:	Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP VI Limited

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata